UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. ___)

Crown Resources Corporation
(Name of Issuer)

Common Stock, $.01 Par Value
	(Title of Class of Securities)

	228569
	(CUSIP Number)

Bryan Benitz, c/o Gascoigne Trust, Chantrey Vellacott DFK, 10-12
Russell Square, London,
WC1 B5L, England, 011/44/(207)-499-4455
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

	October 19, 2001
	(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or Rule 13d-1(g) check the following box ?.

Note.   Schedules filed in paper format shall include a signed
original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to who copies are to be sent.


(Continued on following Pages)

(Page 1 of 5)




1.	Name of Reporting Persons
Gascoigne Trust

2.	Check the Appropriate Box if a Member of a Group
	A  ?
	B  ?
3.	SEC Use Only
4.	Source of Funds
WC
5.	Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Item 2(d) or 2(e)
	  ?
6.	Citizenship or Place of Organization
United Kingdom
7.	Sole Voting Power
857,142 shares
8.	Shared Voting Power
0
9.	Sole Dispositive Power
857,142 shares
10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
857,142 shares
12.	Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares
?
13.	Percent of Class Represented by Amount in Row (11)
5.6%
14.	Type of Reporting Persons
PN



Item 1.	Security and Issuer

	Common Stock

	Crown Resources Corporation
	4251 Kipling Street, Suite 390
	Wheat Ridge, Colorado 80033


Item 2.	Identity and Background

(a)	This Statement is filed by C.M Jones and Others, re:
Gascoigne Trust, a United
Kingdom Trust ("Gascoigne"). Bryan Benitz is the trust manager of Gascoigne.

(b)	Gascoigne's  principal office is located at Chantrey
Vellacott, DFK, 10-12 Russell
Square, London, WC1 B5L England

(c)	The principal business of Gascoigne is the investing in
securities for the benefit of
the Trust. The principal occupation of Mr. Benitz is serving as an investment advisor to private trusts and partnerships.

(d)	During the last five years, neither Gascoigne nor Mr. Benitz has been convicted in a
criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither Gascoigne nor Mr. Benitz have been a party to a
civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final or order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Mr. Benitz is a citizen of the United Kingdom.

Item 3.	Source and Amount of Funds or Other Consideration

Funds of $150,000 for the purchase of the Gascoigne Note (See Item
4) came from
Gascoigne's working capital reserves. Any funds needed for any anticipated exercise of the
Warrants (See Item 4) are expected to come from working capital reserves.

Item 4.	Purpose of Transaction

On October 19, 2001, Crown received and accepted subscription agreements for the purchase of $3,200,000 in a private placement of convertible secured notes (the "Secured Notes") and warrants the "Warrants"). Prior to the termination of the subscription period, Crown completed the sale of an additional $400,000 of the Secured Notes and Warrants. For additional information concerning the private placement see the Convertible Note Purchase Agreement, reproduced and incorporated herein as Exhibit 1. Crown has indicated that the proceeds from the private placement will be used to restructure Crown's existing $15,000,000 subordinated debentures and to initiate permitting on its "Crown Jewel" gold project in the State of Washington. The Secured Notes are secured by all the assets of Crown. Crown's primary assets include the Crown Jewel property and its wholly-owned subsidiary, Crown Resource Corporation of Colorado, whose assets consist primarily of a 41% equity interest in Solitario Resources Corporation, a Colorado corporation principally engaged in the exploration and mining of metals ("Solitario").

Gascoigne's portion of the financing consists of a Secured Note in the amount of $150,000
(the "Gascoigne Note") and a Warrant.

The Secured Notes have a five-year term and carry a 10% interest rate payable quarterly in cash or in additional shares of Crown's common stock at Crown's option. Except as described below, all of the Secured Notes (including the Gascoigne Note) are convertible into shares of
Crown's common stock at a conversion price of $0.35 per share, subject to adjustment. In addition, each of the Secured Note holders (including Gascoigne) was issued a Warrant, which may be exercised at any time over the next five years, for each share into which the Secured Notes are convertible into Crown's common stock at an exercise price of $0.75 per share. Solitario was issued a Secured Note in the amount of $350,000 (the "Solitario $350,000 Note"). The Solitario $350,000
Note is convertible into Crown's common stock at a conversion price of $0.29167 per share, subject to adjustment. In addition, Solitario was issued a Warrant, which may be exercised at any time over the next five years for each share into which the Solitario $350,000 Note is convertible into Crown's common stock at an exercise price of $0.60 per share, subject to adjustment.

The proceeds from the Secured Notes (other than the Solitario $350,000 Note) are being held in escrow pending restructuring of the debentures pursuant to an agreement or a plan of reorganization under United States federal bankruptcy laws. The proceeds of the Solitario $350,000
Note have been made immediately available to Crown for general corporate purposes. The release of the funds held in escrow is also conditioned upon certain corporate restructuring requirements, which must be approved by the Secured Note holders. It is expected that Crown's restructuring of its existing debt will require the issuance of additional convertible securities to the existing debt holders, which will cause a substantial downward adjustment to the effective conversion price of the
Secured Notes as well as the effective exercise price of the Warrants under the anti-dilution provisions of the Secured Notes and Warrants.

In anticipation of the above transactions and reorganization, Crown applied for voluntary delisting from the Toronto Stock Exchange (the "TSE") pursuant to the rules of the TSE. Such delisting was granted by the TSE effective October 19, 2001.
Crown's Common Stock has been
suspended from trading on the TSE since August 13, 2001 as a result of Crown's inability to meet the continued listing requirements of the TSE.

Item 5.	Interest in the Securities of the Issuer

Gascoigne has received the right to convert its notes and exercise warrants into an aggregate of
857,142 shares of Crown common stock. These shares would represent 5.6% of the voting shares of Crown computed in accordance with Rule 13d-3. Gascoigne has sole voting power these shares of common stock. For a description of the transaction in which Gascoigne acquired its notes and warrants, see Item 4, "Purpose of Transaction."

Item 6.	Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer. See Item 4 "Purpose of Transaction."



Item 7.	Material to be Filed as Exhibits

Exhibit 1: Convertible Note Purchase Agreement
Exhibit 2: Intercreditor Agreement


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 9, 2001

Gascoigne Trust

By:	Bryan Benitz


	By:

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CUSIP No. 228569		13D	Page 5 of 5 Pages

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